WRITER'S DIRECT DIAL (202) 661-7150

January 17, 2012

Via Edgar

U.S. Securities and Exchange Commission Division of Corporation Finance One Station Place 100 F Street, N.E. Washington, D.C. 20549 Attention:Loan Lauren P. Nguyen Special Counsel

Re:	Euroseas Ltd. Amendment No. 2 to Registration Statement on Form F-3 File No. 333-177014

Dear Ms. Nguyen:

Reference is made to the registration statement on Form F-3 (File No. 333-177014) of Euroseas Ltd. (the "Company") that was filed with the U.S. Securities and Exchange Commission (the "Commission") on EDGAR on September 27, 2011 (the "Registration Statement").  By letter dated October 24, 2011, the Staff of the Commission (the "Staff") provided the Company with comments regarding the Registration Statement and the prospectus included therein, and on November 16, 2011, the Company filed Amendment No. 1 to the Registration Statement.  On November 29, 2011, the Staff provided additional comments (the "Second Comment Letter").

In response to the Staff's comments included in the Second Comment Letter, the Company has amended the Registration Statement and filed Amendment No. 2 to the Registration Statement on January 17, 2012 (the "Amended Registration Statement").  The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Second Comment Letter.

General

1.
We note your response to our prior comment one.  Please provide us further factual analysis as to why Eurobulk Marine Holdings, Inc. is not an affiliate as defined in Rule 405 of the Securities Act.  We note, for example, disclosure on page 34 of your Form 20-F which refers to Eurobulk Marine, Inc. as an affiliate.  Please clarify.

U.S. Securities and Exchange Commission
January 17, 2012

The Company respectfully advises the Staff that Eurobulk Marine Holdings, Inc. ("EMH") is owned solely by an adult relative (the "EMH Owner") of the Company's Chief Executive Officer, which relative does not have the same home as the Company's Chief Executive Officer or any other person that is an affiliate of the Company.  In addition, the EMH Owner does not control the Company, directly or indirectly.  Therefore, the EMH Owner is not an affiliate of the Company.

The EMH Owner is the sole owner of EMH and has owned EMH for more than one year.  No voting or similar agreement exists with respect to the Company's shares owned by EMH between the EMH Owner or EMH on the one hand and the Company, the Company's Chief Executive Officer, Friends Investment Company Inc. ("Friends") or any other affiliate of the Company on the other hand.  Therefore, the Company has determined that EMH is not an affiliate of the Company.  Based on this determination, the Company has removed the shares owned by EMH from those registered under the Amended Registration Statement, as the Company has further determined that such shares will be freely saleable under Rule 144.

The Company further advises the Staff that EMH was previously owned by the EMH Owner and other persons, including affiliates of the Company, with the result that the Company determined that EMH was also an affiliate of the Company.  More than a year ago, the EMH Owner acquired all of the outstanding shares of EMH not already owned by the EMH Owner, thus becoming the sole owner of EMH.  Because EMH was no longer controlled by or under common control with the Company and did not control the Company, EMH ceased being an affiliate of the Company at such time.  The reference on page 34 of the Company's Form 20-F for the fiscal year 2010 (the "Form 20-F") identifying EMH as an affiliate of the Company is a hold-over from the time at which EMH was an affiliate of the Company and was inadvertently included in the Form 20-F.  This reference will be corrected by the Company in its next annual report on Form 20-F.

2.
We note your response to our prior comment two.  Please revise to name Friends Investment Company Inc. and Eurobulk Marine Holdings, Inc. as underwriters (not merely "may be deemed" underwriters) or provide us with a sufficiently detailed legal analysis for each explaining why this is not necessary.

U.S. Securities and Exchange Commission
January 17, 2012

The Company respectfully advises the Staff that, as set forth above in response to Comment 1, based on the determination that EMH is not an affiliate of the Company, the shares owned by EMH will not be registered under the Amended Registration Statement and EMH will no longer be a selling shareholder under the Amended Registration Statement.  Therefore, the analysis below does not address EMH.

The Company respectfully advises the Staff that it further believes that in certain circumstances Friends Investment Company Inc. ("Friends") may not be deemed to be acting as underwriter. As discussed below, determination of whether a person is acting as underwriter is fact specific and can involve both objective rule enforcement and subjective interpretation of statutory language.  Therefore, the Company believes that disclosure stating that Friends is always acting as underwriter may not be entirely accurate, and that it would be more accurate to state that Friends may be deemed to be an underwriter when selling shares of the Company. Based on the analysis set forth below, the Company respectfully informs the Staff that it believes that the current disclosure in the Amended Registration Statement stating that Friends "may be deemed to be an underwriter" is accurate and should not be revised.

The definition of "underwriter"

Section 2(a)(11) ("Section 2(a)(11)") of the Securities Act of 1933, as amended (the "Securities Act") defines "underwriter" to mean "any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or a has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking….As used in this paragraph, the term "issuer" shall include, in addition to an issuer, any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control with the issuer."

Consequences of being an underwriter

The main consequences of being an underwriter as defined in Section 2(a)(11) are twofold.1  First, an underwriter cannot rely on the exemption provided by Section 4(1) of the Securities Act from the registration requirement set forth in Section 5 of the Securities Act.  Second, an underwriter is subject to liability as set forth in Section 11 of the Securities Act.  Because the shares to be sold by
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1 In addition, underwriter status may determine the availability of the preliminary negotiations clause in Section 2(a)(3) of the Securities Act.

U.S. Securities and Exchange Commission
January 17, 2012

Friends are registered under the Amended Registration Statement, the analysis below only addresses the question of whether or not Friends is always an underwriter when selling shares of the Company for purposes of Section 11 liability.2

Analysis

The definition of "underwriter" contains a number of elements.  In order to be an underwriter, a person must (a) purchase from an issuer with a view to, or offer or sell for an issuer in connection with, the distribution of any security or (b) participate or have a direct or indirect participation in any such undertaking (that is, the distribution of any security), or participate or have a participation in the direct or indirect underwriting of any such undertaking.3  The definition also provides that, for purposes of the definition only, that is, for purposes of determining whether a person is an underwriter, any control person of an issuer will be deemed to be synonymous with the issuer.4

Determining whether someone is an underwriter involves multiple aspects: whether a person purchased the securities with a view to distribution (rather than investment), offers or sells securities for an issuer in connection with a distribution, directly or indirectly participates in a distribution of securities, and the status of the person vis-à-vis the issuer.  In other words, the term "underwriter" is defined "on the basis of [a person's] relationship to the particular offering,"5 and thus analysis of whether a person is an underwriter generally needs to be analyzed in light of a particular transaction.  The Commission has attempted to provide clarity by offering safe harbor regulation for sellers of securities,6 but outside of the safe harbors, the analysis of whether a person is an underwriter continues to involve subjective interpretation of statutory language7 and involves review of the facts.8

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2 Courts may apply a different standard in determining whether a selling shareholder is an underwriter depending on whether registered or unregistered shares are involved.  See In re Activision Securities Litigation, 621 F.Supp. 415, 424 (N.D. Cal. 1985) ("Activision") ("those cases that have broadly construed the definition of underwriters in §11 have done so in contexts very different from the instant one, such as when a seller of an unregistered security is denied an exemption from liability pursuant to 15 U.S.C. §77d").

3 Section 2(a)(11) of the Securities Act.

4 Id.

5 See II Louis Loss, Joel Seligman, et al., Securities Regulation 1177 (4th ed. 2007).

6 See, e.g., Preliminary Note to Rule 144 (noting that the interpretation of the definition of underwriter traditionally has been focused on the words "with a view to" distribution, which creates difficulty as it is difficult to ascertain the mental state of a purchaser at the time of an acquisition and that Rule 144 was adopted to establish specific criteria to determine whether a person was engaged in a distribution).

7 See, e.g., Berckely Inv. Group, Ltd. v. Colkitt, 455 F.3d 195, 214 n.21 (3d Cir. 2006) ("Berckely") (stating that although the law in this area has largely moved from subjectivity of the statutory standard to the objective rule enforcement, the statutes still exist and are subject to interpretation) and Buck v. U.S. Digital Commc'n Inc., 141 F.3d 710, 712 (7th Cir. 1998) (noncompliance with the terms of Rule 144 does not by itself mean that there has been a distribution).

8 Nelson v. Quimby Island Reclamation Dist. Facilities Corp., 491 F.Supp. 1364, 1372 (N.D. Cal. 1980).

U.S. Securities and Exchange Commission
January 17, 2012

In order to be an underwriter, a person has to perform one of the functions specified in the statute in relation to the offering.9  It follows therefore that if a person does not perform any of the specified functions in relation to an offering, that person is not a underwriter.

The Company believes that, depending on the facts presented by a particular transaction, it is possible that Friends would not be acting as underwriter when selling securities of the Company.  For instance, Friends has owned the shares of the Company being registered for more than two years, and that period would indicate that it did not acquire its shares from the Company with a view to distribution but with a view to investment.10  A person who purchases from an issuer with a view to investment is not an underwriter.11 Friends is neither a wholly-owned subsidiary of the Company nor its alter ego, and owning a large percentage of the stock of an issuer (Friends owns approximately 35.86% of the Company's outstanding stock) does not automatically make a person an underwriter.12  Given the length of time that Friends has owned shares of the Company, it is likely that it did not acquire the shares with a view towards distribution and therefore is not an underwriter based on this part of the definition of underwriter.

Likewise, even though a selling shareholder may be found to participate or have a direct or indirect participation in, the distribution of any security, or participate or have a participation in the direct or indirect underwriting of any such undertaking when selling its shares of an issuer, courts have found that a selling shareholder is not acting as an underwriter when selling shares to an underwriter in a firm commitment underwritten offering,13 even if the selling shareholder owns a significant amount of shares of the

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9 See Loss, supra note 5, at  1177 and Nelson, 491 F.Supp. at 1371.

10 See, e.g., Ackerberg v. Johnson, 892 F.2d 1328, 1336 (8th Cir. 1989) (stating that courts look to whether the selling shareholder has held the securities long enough to negate any inference that the selling shareholder's intention at the time of acquisition was to distribute them to the public and that they have developed the general presumption that a two-year holding period is sufficient to negate such inference).

11Id.

12 See, Publicly Available Telephone Interpretations, Securities Act Form S-3 (1997), Item 20 (discussing in the context of whether an offering is a primary or secondary offering that an offering by an affiliate owning more than 50% of an issuer's securities may be secondary offering unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer, indicating that an offering by an affiliate (even one that owns a majority of an issuer's securities) does not automatically make that affiliate an underwriter).  One exception are offerings by wholly-owned subsidiaries and entities that are found to be the alter ego of the issuer, as their interests are deemed to be completely aligned with those of the issuer; hence, their offerings are deemed to be an offering by the issuer.  See, e.g. Publicly Available Telephone Interpretations, Securities Act Form S-3 (1997), Item 21 ("[a]side from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers").

13 See, e.g., Neuwirth Investment Fund, Ltd. v. Swanton, 422 F.Supp. 1187 (S.D.N.Y. 1975); In re Activision Securities Litigation, 621 F.Supp. 415, 425 (N.D. Cal. 1985) ("Activision"); In re Musicmaker.com Securities Litigation, 2001 U.S. Dist. LEXIS 25118, *43-*44  (C.D. Cal. 2001) ("Musicmaker"); and McFarland v. Memorex Corporation, 493 F.Supp. 631 (N.D. Cal. 1980).

U.S. Securities and Exchange Commission
January 17, 2012

issuer,14 has held the shares for a short period of time,15 sells a significant amount of shares16 or has the shares registered pursuant to an agreement with the issuer to register the selling shareholders shares.17  Under the Amended Registration Statement, Friends may sell its shares pursuant to a firm commitment underwritten offering, along with other forms of distribution.18  Based on the precedent of cases such as Activision, Neuwirth, Musicmaker and McFarland, if Friends sells shares in a firm commitment underwritten offering, it may not be an underwriter.19

Last, there are different interpretations of what it means to be a control person for purposes of the second sentence of the definition of underwriter.  Courts have used such divergent standards as equating every affiliate as defined in Rule 144 to a control person20 and as holding that only a person that can force the issuer, its officers and directors to sign the registration statement is a control person.21  While Friends would be a control person using the former interpretation it likely would not be using the latter.22

Signatures

3.
We note your response to our prior comment five and reissue in part.  Please provide us your legal analysis as to why you believe you are not required to provide signatures indicating the capacities of either principal accounting officer or controller or revise to include the signatures of the individuals who serve in the capacities as either principal accounting officer or controller.  Refer to Instruction 1 for signatures on Form F-3.

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14 In Musicmaker, the selling shareholder owned 60.8% of the securities of Musicmaker.com before the IPO, Musicmaker, U.S. Dist. LEXIS 25118 at*13, and in Activision, the non-director defendants were found to be controlling person but not underwriters.  Activision, 621 F.Supp. at 423.  But see, e.g., Geiger v. SEC, 363 F.3d 481, 484 (DC Cir. 2004) (sale of 0.5% of shares of unregistered stock was a distribution for purposes of determining underwriter status).  Unlike in Activision and Musicmaker, the stock in Geiger was unregistered.

15 At the time of the IPO in Musicmaker, the selling shareholder had owned the shares it was selling for 1 month.  Musicmaker, U.S. Dist. LEXIS 25118 at *12-15.  But see Berckely, 455 F.3d at 214 (quick turnaround sale of shares by selling shareholder at least creates an issue of fact whether selling shareholder acquired the shares with a view to distribution).  Unlike Musicmaker, the shares in Berckely were unregistered.

16 In Musicmaker, the selling shareholder sold shares in the issuer's IPO representing approximately 12% of the issuer's outstanding stock before the IPO.  Musicmaker, U.S. Dist. LEXIS 25118 at *15.

17 Activision, 621 F.Supp at 424.

18 See Amended Registration Statement p. 15 ("[The] Selling Shareholders, including their transferees, pledgees or donees or their successors, may sell our common shares through underwriters….").

19 Friends has sold shares in an underwritten offering previously and may do so again.

20 SEC v. Cavanaugh, 155 F.3d 129, 134 (2d Cir. 1998), aff'g 1 F.Supp. 2d 337 (S.D.N.Y. 1998) (holding that a control person such as officer, director, or controlling shareholder is an affiliate of the issuer and treated as issuer where there is a distribution of securities);

21 See, e.g., Pennaluna & Co., Inc. v. SEC410 F.2d 861, 865 (9th Cir. 1969) ("Pennaluna") quoting Loss, supra note 5 at 1181 (test applied by the Commission is, is the particular person in a position to obtain the required signatures of the issuer and its officers on the registration statement);

22 Friends owns a large block of shares of the Company.  In addition, some of the directors of Friends are also directors of the Company, though such directors are a minority of the board.  Nevertheless, Friends cannot be said to be in a position to force the issuer, its officers and directors to sign the registration statement.  The Company has entered into a registration rights agreement with Friends, pursuant to which the Company is contractually obligated to register the shares owned by Friends.

U.S. Securities and Exchange Commission
January 17, 2012

The signature page for each co-registrant has been revised to include the signature of the co-registrant's chief accounting officer or controller.

The Company thanks the Staff for its close attention to the Registration Statement and looks forward to receipt of any additional comments.

Please feel free to telephone the undersigned at (202) 661-7150 or Lawrence Rutkowski (212) 574-1206 with any questions or comments.

Very truly yours, SEWARD & KISSEL LLP By: /s/ Anthony Tu-Sekine Anthony Tu-Sekine